EXHIBIT 99.24

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

October 29, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is October 29, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer extends high-grade Yellowjacket Zone strike length to 650 metres with 125 metre north stepout, extending the new eastern vein of the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports initial assay results from new core hole NB-13-352 and additional assays from hole NB-13-353 which was partially released previously (NR13-22, September 18, 2013).  Hole NB-13-352 encountered 270 metres of continuous mineralization, which included four separate zones of quartz veining.  One zone of quartz veining returned 1.2 metres @ 3.07 g/t gold and 8.00 g/t silver and another returned 2.4 metres @ 7.57 g/t gold and 6.90 g/t silver.  Hole NB-13-352 has now intercepted high-grade vein mineralization for a distance of nearly 650 metres, which mineralization remains open on all directions (Figure 1).

Complete assays from NB-13-353 show that, in addition to the main vein (7.9 metres @ 10.36 g/t gold and 105.61 g/t silver), there are multiple zones of veining that extend the entire length of the hole (Table 1).  These veined intervals occur in a variety of lithologies and, together with NB-13-350 (1.8 metres @ 2.35 g/t gold and 6.62 g/t silver), indicate that the corridor between the main Yellowjacket structures has the potential to host multiple new high-grade vein zones (Figure 1).

Table 1: Significant intercepts* from recent core holes at Yellowjacket.
(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Comments
NB-13-350	119.3	126.4	7.1	0.98	3.35	Az 270 Incl -50
Including	120.8	122.6	1.8	2.35	6.62	Qtz Stockwork
	130.4	158.9	28.4	0.32	0.84
	197.0	266.1	69.1	0.29	0.66
	266.1	308.8	42.7	0.76	2.30	Pyrite Veining
NB-13-352	101.5	372.9	271.3	0.38	1.51	Az 270 Incl -57
Including	112.1	113.3	1.2	3.07	8.00	Qtz Veinlets
Including	151.2	153.7	2.4	7.57	6.90	Qtz Vein Breccia
Including	186.2	226.4	40.1	0.48	1.41	Qtz Veining
Including	285.3	296.4	11.1	0.31	5.25	Qtz Veining
Including	307.4	330.4	23.0	0.79	1.09	Pyrite Veining
NB-13-353	98.3	115.7	17.3	0.26	2.41	Az 108 Incl -45
	115.7	133.6	18.0	5.16	40.22	Previously released
Including	115.7	123.5	7.9	10.36	105.61	Previously released
	133.6	180.0	46.4	0.34	1.14	New data
Including	156.4	177.7	21.3	0.48	1.41	Qtz Stockwork
	186.2	196.0	9.8	0.58	0.57	Qtz Stockwork
	200.6	240.2	39.6	0.27	0.49
Including	219.4	231.4	12.0	0.47	0.64	Qtz Stockwork
	267.6	295.0	27.4	0.27	0.76
Including	270.7	278.8	8.1	0.51	1.47	Qtz Breccia
*Intercepts calculated with 0.1 g/t gold cutoff and up to 3 metres of internal waste.

Additional Vein Zone and Expansion of Deep Mineralized Zone

Drill hole NB-13-352 was drilled approximately 150 metres north of NB-13-350, where the first eastern quartz veins were discovered.  The silver to gold ratio in both holes suggests that the high-grade veins are part of the overall Yellowjacket system.  The upper intercept in NB-13-352 is in the same structural position as the veining in NB-13-350, indicating a likely continuity of veining.  The second high-grade intercept in NB-13-352 is in a new position and may represent yet another new vein zone.

In addition to the quartz veining, mineralization in the bottom of NB-13-352 (23 metres @ 0.79 g/t gold) is associated with broad pyrite veining/replacement style of mineralization similar to that observed in the bottom of NB-13-350 (42.7 metres @ 0.76 g/t gold), as well as holes NB-13-230 (26 metres @ 1.2 g/t gold, NR-13-20 Sept 5, 2013), NB-13-232 (12.2 metres @ 0.97 g/t gold, NR-13-22 Sept 18, 2013) and NB-13-222 (53.3 metres @ 0.86 g/t gold, NR-13-18 August 7, 2013).  This shows that this mineralization style occurs over a strike length of at least 250 metres, is over 100 metres wide and is open in all directions, particularly at depth.  This new style of mineralization could represent a large new zone of gold mineralization that still remains within potentially open pit mining depths.

NB-13-352
NB-13-222
NB-13-350
NB-13-230
NB-13-232
NB-13-353
NB-13-348
NB-13-346
NB-13-344
NB-13-341
NB-13-138
0
100
200
metres

Figure 1:  Location of Yellowjacket drill holes.  Red collars and traces indicate holes reported in this press release.  Blue indicates holes for which assays are pending.  Black indicates previously released results. Significant mineralized faults are shown in dark red.
About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS

Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple Yellowjacket style high-grade zones, the potential to discover additional high grade veins or additional deposits,, the  potential to expand the existing estimated resource at the North Bullfrog project, the potential for the North Bullfrog system to continue to grow and/or to develop into a major new Nevada gold system, the potential for any mining or production at North Bullfrog, the potential for the identification of multiple deposits at North Bullfrog, the potential for the existence or location of additional high-grade veins, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

October 29, 2013